Consent of Independent Registered Public Accounting Firm
The Board of Directors
Five Below, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-182817 and No. 333-185196) on Form S-8 of Five Below, Inc. of our report dated March 28, 2013, with respect to the balance sheets of Five Below, Inc. as of February 2, 2013 and January 28, 2012, and the related statements of operations, changes in redeemable convertible preferred stock, convertible preferred stock and shareholders' equity (deficit), and cash flows for each of the fiscal years in the three-year period ended February 2, 2013, which report appears in the February 2, 2013 annual report on Form 10-K of Five Below, Inc.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 28, 2013